UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

FLEXION THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

Oyster Acquisition Company Inc.

(Offeror)
a wholly owned subsidiary of

PACIRA BIOSCIENCES, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

33938J106
(CUSIP Number of Class of Securities)

David Stack

Chief Executive Officer and Chairman

Pacira BioSciences, Inc.

5401 West Kennedy Boulevard, Suite 890

Tampa, Florida 33609

(813) 553-6680

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jason Day

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$493,178,877.03	$45,717.68

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as (a) the product of (i) $9.35, the average of the high and low sales prices per share of Flexion Therapeutics, Inc. (“Flexion”) common stock, par value $0.001 per share (each such share, a “Share”), on October 18, 2021, as reported by the Nasdaq Global Market (which, for purposes of calculating the filing fee only, shall be deemed to be the Option Reference Price (as defined in the Agreement and Plan of Merger filed as Exhibit (d)(1) hereto)), and (ii) 53,188,345 Shares, which consist of (A) 50,320,466 Shares outstanding, (B) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than $8.50 per Share (the “Cash Amount”), (C) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price and (D) 2,204,163 Shares subject to issuance upon settlement of outstanding restricted stock units, less (b) an amount equal to the sum of (i) the product of (A) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than the Cash Amount multiplied by (B) the weighted average exercise price for such stock options of $5.92 per Share and (ii) the product of (A) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price multiplied by (B) the weighted average exercise price for such stock options of $9.22 per Share. The calculation of the filing fee is based on information provided by Flexion as of October 15, 2021.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction valuation by 0.00009270.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,717.68	Filing Party:	Oyster Acquisition Company Inc. Pacira BioSciences, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	October 22, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2021 (together with this and any subsequent amendments and supplements thereto, the “Schedule TO”) relates to the tender offer by Oyster Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pacira BioSciences, Inc. (“Pacira”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”), at an offer price of (i) $8.50 per Share, in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which represents the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, which amounts will become payable, if at all, if specified milestones are achieved on or prior to December 31, 2030, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.    Additional Information.

The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by adding the following sentences to the second paragraph under the heading “United States Antitrust Compliance” on page 58 of the Offer to Purchase with the following:

“The initial waiting period under the HSR Act with respect to the Offer expired, effective November 17, 2021, at 11:59 p.m., Eastern Time. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 — “Conditions to the Offer.” At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Pacira, Flexion or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws. While Purchaser and Pacira each believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 22, 2021.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement, as published in The New York Times on October 22, 2021.*
(a)(5)(A)	Joint Press Release issued by Pacira BioSciences, Inc. and Flexion Therapeutics, Inc. on October 11, 2021, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(B)	Investor Presentation of Pacira BioSciences, Inc., dated as of October 11, 2021, incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(C)	Email to Partners of Pacira BioSciences, Inc., first sent on October 11, 2021, incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2021, by and among Pacira BioSciences, Inc., Oyster Acquisition Company Inc. and Flexion Therapeutics, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(2)	Form of Contingent Value Right Agreement, incorporated by reference to Exhibit C to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(3)	Form of Tender and Support Agreement, dated as of October 11, 2021, incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(4)	Confidentiality Agreement, dated as of June 1, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(d)(5)	Exclusivity Agreement, dated as of September 25, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oyster Acquisition Company Inc.

By	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Secretary
	Date:	November 18, 2021

PACIRA BIOSCIENCES, INC.

By	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Chief Administrative Officer and Secretary
	Date:	November 18, 2021